SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

LISA A. MORGAN

DIRECT LINE: 202.383202.383.0523

E-mail: lisa.morgan@sutherland.com

 September 3, 2015

VIA EDGAR

Ed Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America

Preliminary Proxy Statement on Schedule 14A filed August 27, 2015

Dear Mr. Bartz:

On behalf of Business Development Corporation of America (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 2, 2015 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on August 27, 2015. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: On page 17, in the third sentence of the third full paragraph entitled “Management Fees,” please define the term “gross assets” in the following sentence: “The base management fee (the “Base Fee”) is and will be calculated at an annual rate of 1.5% of the Company’s gross assets.” In addition, if the term “gross assets” includes derivatives, then please explain if such derivatives are valued at market value rather than notional value.

Response: The Company has included a definition of the term “gross assets” in its definitive proxy statement on Schedule 14A. The Company hereby confirms to the Staff that the term “gross assets” would include any derivatives that are otherwise included as assets in the Company’s financial statements. Any such investments would be valued in accordance with the Company’s valuation procedures as outlined in its annual report on Form 10-K and quarterly report on Form 10-Q.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

Ed Bartz, Esq.

September 3, 2015

2.	Comment: Please provide the required Tandy representations to the Staff.

Response: Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A filed on August 27, 2015, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and
•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0523 or Steven Boehm at (202) 383-0176.

Sincerely,

/s/ Lisa A. Morgan

Lisa A. Morgan